Mail Stop 4561

June 23, 2006

By U.S. Mail and Facsimile to (212) 997-4242

John Sifonis
President
Trulite, Inc.
Three Riverway
Suite 1700
Houston, Texas 77056

Re: Trulite, Inc.
       Amendment No. 3 to Registration Statement on Form 10-SB
       Filed June 8, 2005
       File No. 0-51696

Dear Mr. Sifonis:

  We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your 2005 Form 10-K fiscal year ended December 31, 2005 and your Form 10-Q for the quarter ended March 31, 2006 in response to the following comments, as appropriate.

Item 1 – Description of Business, page 2

2.	Your discussion should avoid speculating on future levels of business. In this regard, we note your statements on pages 2 and 3 regarding anticipated bookings and revenues. Please delete these statements or, if you have a sold basis for your expectations, please disclose such bases in detail.

Market Opportunities, page 9

3.	It is not clear why you have removed all discussion of industrial remote monitoring from your discussion of market opportunities. Please advise.

Management's Discussion and Analysis, page 15

4.	We note that you issued a total of 1.4 million warrants in April 2006. Please file the warrant agreements as exhibits.

Risk Factors, page 23

5.	Please disclose the going-concern opinion issued by your accountants.

The Company may be unable to attract or retain key personnel…, page 29

6.	Kevin Shurtleff, as the company's founder, appears to have a key role in the company. However, we note that in his currently employment agreement he is obligated to devote only 20 hours per week to the company, and beginning January 2007 he will have an at-will employment relationship. Please revise as appropriate to discuss how these considerations may impact the future of the company.

Consolidated Financial Statements for the year ended December 31, 2005

Note C – Business Combinations, page F-18

7.	We continue to believe that the valuation of the preferred shares is a material and critical accounting estimate since the value ascribed to the acquisition of Trulite Technology LC was determined by the overall value of the preferred shares. Therefore, we reissue our previous comment 9.

8.	Considering the significance of the Purchased research and development asset to the business combination, please revise your disclosure to include the following:

- Describe for investors management's rational for acquiring the in-process R&D, disclosing its the nature and your approximate timeline for the completion of the development of your products;

- Revise to include a discussion of the nature, amount, and timing of anticipated expenditures necessary to develop the in-process research and development into commercially viable products and provide updated information quarterly.

Note I – Common Stock Options, page F-20

9.   Please refer to our previous comment 13. You have used zero as your volatility input in your calculation of the fair value of options granted. Paragraph 141 of SFAS 123 states that you cannot use zero as your volatility because the valuation model does not work with a divisor of zero. Please revise your valuation to use a more appropriate volatility assumption and revise your financial statements accordingly.

Note L – Restatement of Financial Statements, page F-29

10.   Please revise to include APB 20 disclosures, including identifying all columnar information as restated, related to the restatement for the correction of an error resulting from properly expensing the acquired R&D at the date of acquisition.

Form 10-Q

Consolidated Financial Statements

Note 13 – Subsequent Events, page 17

11.   In your note, you disclose that you issued 1,175,339 options in April 2006, inclusive of 699,303 options mentioned above. Please clarify what the 699,303 options relate to and clarify whether all options issued were incentive options issued to employees or directors or options issued in exchange for services. Quantify amounts issued for each type of option granted.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or Paul Cline, Senior Accountant at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: David N. Feldman, Esq.
        Feldman Weinstein LLP
        420 Lexington Avenue, Suite 2620
        New York, New York 10170